SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

TELE NORTE CELLULAR HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 – Funcionários
Cep: 30.140-170 – Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:   ☐      No:   ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:   ☐      No:   ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:   ☐      No:   ☒

Oscar Thompson
CEO and Head of Investor Relations
oscar@telepart.com.br
Phone: +55 (31) 9933-3077

Renata Pantoja
Investor Relations Manager
rpantoja@telepart.com.br
Phone: +55 (31) 9933-3535

TELE NORTE CELULAR PARTICIPAÇÕES S.A.
REPORTS SECOND QUARTER 2007 RESULTS

- EBITDA of R$28.9 million or 25.6% of net service revenues in the 2Q07
- Net additions of 35,348 in the quarter
- Net debt of R$192.9 million at the end of the quarter

Belo Horizonte, Brasil, August 02, 2007 – Tele Norte Celular Participações S.A. (BOVESPA: TNCP3 (Common)/TNCP4 (Preferred); NYSE: TCN), the holding Company of the wireless telecommunications service provider in the States of Amapá, Amazonas, Maranhão, Pará and Roraima in Brazil, announced today its results for the second quarter of 2007. Net additions amounted to 35,348 in the quarter, increasing the Company’s client base to 1,291,482. In the 2Q07, EBITDA totaled R$28.9 million, representing 25.6% of net service revenues.

Operating Highlights:

Client base of 1,291,482 in the 2Q07

The Company’s client base reached 1,291,482 in the second quarter of 2007, representing increases of 2.8% and 3.3% when compared to the 1Q07 and 2Q06, respectively. Net additions reached 35,348 customers.

In the second quarter of 2007, prepaid segment increased by 4.2% reaching 1,080,405 clients or 84% of the total base. The postpaid base decreased by 8,537 customers, ending the quarter with 211,077 clients or 16% of the total base.

www.telenorteholding.com.br - 1/13

Churn Rate

Blended annualized churn rate reached 42.7% in the 2Q07, higher than the 35.9% registered in the previous quarter as a consequence of increased prepaid churn rate. When compared to the 43.8% registered in the 2Q06, blended annualized churn rate decreased by 1.1 p.p., due to the decrease in the prepaid churn rate.

Annualized churn rate for the postpaid segment, which accounts for most of the revenues generated, totaled 26.7% in the 2Q07, practically in line with the 27.0% recorded in the 1Q07. When compared to the 2Q06, annualized churn rate for the postpaid segment decreased by 1.5 p.p. in the quarter.

Prepaid annualized churn rate totaled 46.0% in the 2Q07, higher than the 37.9% registered in the previous quarter, reflecting the resumption of normal churn rate levels following the exceptionally low figure in the 1Q07 caused by the clean-up of the customer base in the 4Q06. When compared to 2Q06, prepaid churn rate was reduced by 2.5 p.p. due to the rationalization of the acquisition campaigns.

Operating Revenues

Net service revenues totaled R$112.6 million in the 2Q07, an increase of R$4.1 million or 3.8% over the previous quarter due to the seasonal factors. When compared to the 2Q06, net service revenues increased by R$28.6 million or 34.1%, related to the increase of R$26.7 million or 97.3% in interconnection revenues caused by the adoption of the full billing rule for interconnection charges as of July 14, 2006. Excluding this impact, net service revenues would have reached R$85.2 million in the 2Q07, a R$1.3 million increase over the 2Q06.

Data revenues totaled R$6.0 million in the 2Q07, lower than the R$7.0 million registered in the 1Q07 and the R$7.2 million recorded in the 2Q06.

Net equipment revenues totaled R$7.2 million, in line with the previous quarter and R$7.6 million lower than the R$14.8 million posted in the 2Q06. This reduction is a consequence of higher volume of direct sales from manufacturers to the Company’s dealers.

Handset subsidies for client acquisitions totaled R$1.6 million or R$9.1 per gross addition in the 2Q07, higher than the R$0.8 million, or R$4.9 per gross addition registered in the 1Q07. This increase is related to the Mothers’ Day and Valentine’s Day campaigns in the 2Q07. When compared to the 2Q06, handset subsidies for client acquisitions increased by R$0.2 million.

www.telenorteholding.com.br - 2/13

As a result, total net revenues reached R$119.8 million in the 2Q07, 3.7% higher than the previous quarter. When compared to the 2Q06, total net revenues increased by R$21.0 million or 21.3% .

Operating costs and expenses

Cost of services totaled R$47.1 million in the 2Q07, almost in line with the R$46.9 million registered in the previous quarter. When compared to the 2Q06, cost of services increased by R$21.4 million, or 83.2% in the quarter, as a consequence of higher interconnection costs due to the adoption of the full billing rule.

Selling and marketing expenses totaled R$24.5 million in the 2Q07, higher than the R$23.3 million reported in the previous quarter, associated to the Mothers’ Day and Valentine’s Day campaigns. When compared to the same quarter of the previous year, these expenses were reduced by R$2.1 million due to lower retention subsidies.

Customer acquisition cost increased from R$139 in the 1Q07 to R$141 in the 2Q07, due to higher subsidies and personnel expenses and to the Mothers’ Day and Valentine’s Day sales campaigns. When compared to the second quarter of 2006, client acquisition cost increased by R$19, as a consequence of higher expenses related to acquisition discounts and sales personnel associated to the restructuring of the Company’s sales channels.

Retention costs totaled R$13.1 million in the 2Q07, lower than the R$14.9 million recorded in the 1Q07 as a consequence of lower expenses with relationship programs. When calculated against net service revenues, retention costs reached 11.6% in the quarter. When compared to the 2Q06, retention costs decreased by R$3.6 million as a consequence of lower personnel expenses associated to the reorganization of Amazônia Celular’s client service department.

General and administrative expenses reached R$9.7 million in the 2Q07, a 10.7% increase over the R$8.7 million registered in the previous quarter, mainly due to higher expenses with legal contingencies. When compared to the 2Q06, G&A increased by R$1.1 million as a result of higher consulting expenses.

Other operating revenues reached R$1.8 million, reflecting the reversal of provisions related to the end of the interconnection agreement negotiations with Embratel.

Bad debt provisions totaled R$2.6 million in the 2Q07, lower than the R$3.3 million recorded in the previous quarter. This reduction is associated to (1) reversal of a provision of loss in accounts receivable from Embratel which were considered bad debt, (2) improved collection agency performance, and (3) negotiations with corporate clients. When compared to the 2Q06, these provisions decreased by R$1.8 million, due to the introduction of stricter rules governing the client acquisition process, focused on credit analysis and strong efforts to recover overdue billings as of April 2006. As a percentage of net service revenues, 2Q07 bad debt provisions totaled 2.3%, versus 3.1% and 5.3% registered in the 1Q07 and 2Q06, respectively. As a percentage of total net revenues, bad debt provisions totaled 2.2% in the 2Q07.

www.telenorteholding.com.br - 3/13

Average revenue per user (ARPU)

Postpaid MOU (minutes of use) totaled 244 in the 2Q07, representing a 5.2% increase when compared to the 232 recorded in the previous quarter, related to seasonal factors. When compared to the 2Q06, postpaid MOU increased by 33 minutes due to the better performance of the postpaid segment.

Postpaid ARPU reached R$86.9 in the quarter, higher than the R$85.4 registered in the 1Q07. When compared to the 2Q06, post-paid ARPU increased by R$14.2 due to the adoption of the full billing rule. Excluding this impact, postpaid ARPU would have reached R$70.7, R$2.1 lower than the 2Q06, as a result of lower revenues from fixed operators and subscriptions (monthly fee) reflecting the reduction in the number of postpaid clients in the period.

Prepaid MOU totaled 43 in the 2Q07, lower than the 44 registered in the previous quarter. When compared to the 2Q06, 12 minutes of use per client were added due to the Prá Falar Mais and Prá Falar Fácil campaigns and the incentives to use more phone credits.

Prepaid ARPU totaled R$17.1 in the quarter, higher than the R$15.8 recorded in the 1Q07. When compared to the second quarter of 2006, prepaid ARPU increased by R$8.0 due to the adoption of full billing rule. Excluding this impact, prepaid ARPU would have totaled R$11.8, R$2.6 higher than the 2Q06, mainly due to the higher volume of credits consumed by prepaid clients.

As a result, blended MOU reached 77 minutes, lower than the 78 and higher than the 67 registered in the 1Q07 and 2Q06, respectively. Blended ARPU totaled R$28.9 in the 2Q07, higher than the R$28.4 registered in the 1Q07 and the R$21.9 recorded in the 2Q06.

www.telenorteholding.com.br - 4/13

Estimated market share of 21.9% in the 2Q07

Market share was estimated at 21.9% in the 2Q07, versus 22.3% in the 1Q07. Gross sales share was estimated at 24.7%, lower than the 26.2% recorded in the previous quarter.

EBITDA of R$28.9 million in the 2Q07

EBITDA and EBTIDA margin (excluding handset revenues) in the 2Q07 totaled R$28.9 million and 25.6% of net service revenues, respectively, compared to the R$28.4 million and 26.2% posted in the 1Q07. When compared to the 2Q06, EBITDA and EBTIDA margin increased by R$8.9 million and 1.9 p.p., respectively, as a consequence of the adoption of the full billing rule. Excluding this impact, 2Q07 EBITDA would have reached R$25.2 million or 29.5% of net service revenues.

www.telenorteholding.com.br - 5/13

Depreciation and amortization

Depreciation and amortization expenses totaled R$27.1 million in the 2Q07, lower than the R$28.2 million recorded in the 1Q07 and slightly higher than the R$26.7 million registered in the 2Q06.

Net financial expense of R$8.5 million

	R$ million
	1Q07	2Q07
Interest Expenses (a)	(18.9)	(24.3)
Interest Income (b)	2.8	2.2
Foreign Exchange Gain (Loss) (c)	8.5	13.6

Net Financial Income (Expense)	(7.6)	(8.5)
Note: a) Interest expense: includes financial expenses related to debt, losses on hedging operations (if any), taxes on gains with hedge operations and revenues from interest on own capital (if any); b) Interest income: includes results of cash investing activities, clients’ interest and gains on hedging operations (if any); and, c) Foreign exchange gain (loss): almost exclusively reflects currency devaluation changes on debt principal and interest payable.

DETAILED FINANCIAL INCOME/EXPENSE INFORMATION

	R$ million
	1Q07	2Q07
Expense related to debt denominated in foreign currency	3.9	8.8
Gain (loss) on hedging operations	(10.9)	(15.6)

Sub-total	(7.0)	(6.8)
Expense related to debt denominated in Reais	(0.8)	(0.0)
Financial expense (debt related)	(7.8)	(6.8)

Net financial expense (not related to debt)*	(0.9)	(3.2)

Sub-total	(8.7)	(10.0)
Interest income – cash investing activities	1.1	1.5

Net Financial Income (Expense)	(7.6)	(8.5)
* Net financial expenses not related to debt are primarily associated with taxes such as CPMF and IOF.

Negative net result of R$4.7 million in the quarter

Net result was negative in R$4.7 million in the 2Q07, or R$0.698 per ADS (R$0.014 per thousand shares), versus a net loss of R$5.6 million, or R$0.835 per ADS (R$0.017 per thousand shares) registered in the 1Q07.

Total debt of R$220.9 million

In the 2Q07, total debt amounted to R$220.9 million, of which R$176.2 million related to short and long term debt and R$44.6 million related to accounts payable from hedging operations. Short and long-term debt (R$176.2 million) was entirely denominated in US Dollars and hedged.

www.telenorteholding.com.br - 6/13

Net debt of R$192.9 million

On June 30, 2007, the Company’s indebtedness was partially offset by cash (cash equivalents and temporary cash investments) in the amount of R$28.0 million, resulting in a net debt of R$192.9 million.

Investments totaled a negative R$2.5 million for the quarter

During the second quarter of 2007, Amazônia Celular’s capital expenditures were negative by R$2.5 million due to the reversal of invoice provisions, broken down as follows:

CAPEX BREAKDOWN

CAPEX (R$million)	2Q06	3Q06	4Q06	2006	1Q07	2Q07
Network	7.1	4.0	19.5	38.1	2.5	-3.2
IS/IT	0.9	1.2	4.9	7.8	0.1	0.1
Others	1.5	0.4	3.4	5.4	0.7	0.6
T O T A L	9.5	5.6	27.8	51.3	3.3	-2.5

Debt payment schedule

Year	R$ million	% denominated in US$
2007	93.8	100.0%
2008	5.5	100.0%
2009	77.0	100.0%

Free cash flow

Free cash flow in the quarter was positive by R$6.6 million, compared to the positive R$7.0 million recorded in the previous quarter. When compared to the 2Q06, free cash flow increased by R$10.2 million mainly due to higher EBITDA.

www.telenorteholding.com.br - 7/13

Free cash flow

Indicadores	2Q06	3Q06	4Q06	4Q06*	1Q07	2Q07
Net Debt/EBITDA (1)	2.42	2.71	6.25	2.76	4.31	3.63
Net Debt/Total Assets	39%	39%	36%	36%	32%	34%
Interest Coverage Ratio (1)	5.2	4.3	1.6	3.6	1.8	2.4
Current Liquidity Ratio	0.6	0.7	0.5	0.5	0.6	0.7
(1) Last twelve months.
* Excluding the effects of additional provisions related to disputes concerning the payment of value added tax
(ICMS) on activations, monthly subscription fees and VAS.

Subsequent events

Share Grouping

Tele Norte Celular Participações’ Extraordinary Shareholders’ Meeting, held on July 12, 2007, approved a share grouping its shares capital. Shares will be grouped in the proportion of 50,000 (fifty thousand) existing shares to 01 (one) share of the respective type. Shareholders will have until August 13, 2007 to, at their own discretion, by means of purchase or sale, adjust their shareholding positions into multiple lots of 50,000 (fifty thousand) shares per type via trading on the Bovespa or on the over-the-counter market. As of August 14, 2007 (inclusive), the Company’s shares will be grouped and traded with unit quotation. ADRs representing the Company’s preferred shares will have their current ratio changed and, henceforth, be equivalent to 1 (one) share.

Amazônia Celular’s Extraordinary Shareholders’ Meeting, held on July 04, 2007, approved a share grouping of its shares. Shares will be grouped in the proportion of 2,500 (two thousand five hundred) existing shares to 01 (one) share of the respective type. Shareholders will have until August 13, 2007 to, at their own discretion, by means of purchase or sale, adjust their shareholding positions into multiple lots of 2,500 (two thousand five hundred) shares per type via trading on the over-the-counter market. As of August 14, 2007 (inclusive), the Company’s shares will be grouped and traded with unit quotation.

VU-M Adjustment

Amazônia Celular S.A. implemented on July 20, 2007, a 1.971% adjustment in the Network Usage Fees of SMP Networks (VU-M), (1) for mobile-mobile local calls between the Company and the following operators: Tim, Vivo and Oi and (2) for fixed-mobile local and long distance calls between the Company and the following operators: Telemar, Telefônica, Brasil Telecom and CTBC Telecom. The Network Usage Fees for Telemig increased from R$0.40498 to R$0.41296 (with no taxes) and from R$0.42032 to R$0.42860 (with taxes).

New Personal Mobile Service Regulation

On July 27, 2007, the Executive Board of the National Telecommunications Agency (ANATEL) approved amendments to the Personal Mobile Service Regulations. As of today’s date, the new regulations have yet to be published. However, according to ANATEL, the amendments will come into force six months after their publication in the Diário Oficial da União, except for in specific cases. The Company’s management will evaluate the impacts of these amendments on its operations.

www.telenorteholding.com.br - 8/13

For further information please contact:

Tele Norte Celular Participações S.A.
Investor Relations Department

Oscar Thompson / Renata Pantoja / Carolina Anastasia
Phones: (+55 31) 9933-3077 / 3535
E-mail: ri@telepart.com.br

This press release contains forward-looking statements. Such statements are not statements of historical fact, and reflect the beliefs and expectations of the Company's management. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties. Known risks and uncertainties include those resulting from the short history of the Company's operations as an independent, private-sector, entity and the introduction of competition to the Brazilian telecommunications sector, as well as those relating to the cost and availability of financing, the performance of the Brazilian economy generally, the levels of exchange rates between Brazilian and foreign currencies and the Federal Government's telecommunications policy. Accordingly, the actual results of operations of the Company may be different from the Company's current expectations, and the reader should not place undue reliance on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

www.telenorteholding.com.br -9/13

OPERATIONAL DATA

	2006			2007			Var. % (2Q07/1Q07)

	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	YTD

Licensed Pops (in millions)	17.6	17.6	17.6	17.6	17.6	17.6	0.0%

Clients	1,250,567	1,273,256	1,210,780	1,256,134	1,291,482	1,291,482	2.8%
Postpaid	248,343	240,941	232,271	219,614	211,077	211,077	-3.9%
Prepaid	1,002,224	1,032,315	978,509	1,036,520	1,080,405	1,080,405	4.2%

MOU Incoming							0.0%
Postpaid	82	82	84	80	83	81	4.2%
Prepaid	22	25	28	26	27	27	4.8%
MOU Outgoing							0.0%
Postpaid	129	146	155	152	161	156	5.7%
Prepaid	9	15	17	18	16	17	-10.9%

Total Outgoing Traffic (Million of Minutes)	124.1	152.0	158.9	156.5	153.3	309.8	-2.1%
Total Incoming Traffic (Million of Minutes)	126.3	136.9	142.9	133.1	139.7	272.8	4.9%

Average Revenue per User - ARPU (R$)	21.9	27.9	28.6	28.4	28.9	28.7	1.8%
Postpaid	72.8	84.9	75.2	85.4	86.9	86.1	1.8%
Prepaid	9.1	14.1	17.3	15.8	17.1	16.5	8.5%

Service Revenues (R$ millions)							0.0%
Monthly Fee	19,631	20,675	11,219	19,926	19,126	39,052	-4.0%
Outgoing Traffic	34,554	34,470	38,079	33,794	36,974	70,768	9.4%
Incoming Traffic	27,416	50,310	55,043	52,130	54,091	106,221	3.8%
Other	2,365	2,317	2,297	2,598	2,378	4,975	-8.5%

TOTAL	83,966	107,772	106,638	108,447	112,569	221,017	3.8%

Data Revenues (% of net serv. revenues)	8.6%	6.1%	5.8%	6.4%	5.3%	5.9%	-0.9 p.p.

Cost of Services (R$ millions)
Leased lines	10,057	9,416	8,900	8,548	8,742	17,289	2.3%
Interconnection	3,300	29,189	27,920	24,655	25,894	50,549	5.0%
Rent and network maintenance	4,814	5,050	5,767	6,152	5,471	11,623	-11.1%
FISTEL and other taxes	5,583	5,830	3,554	6,448	6,095	12,543	-5.5%
Other	1,952	901	227	1,128	883	2,010	-21.7%

TOTAL	25,705	50,386	46,369	46,931	47,084	94,014	0.3%

Churn - Annualized Rate	43.8%	47.9%	86.4%	35.9%	42.7%	39.4%	6,8 p.p.
Postpaid	25.2%	22.8%	27.4%	27.0%	26.7%	26.9%	-0,3 p.p.
Prepaid	48.5%	54.0%	100.5%	37.9%	46.0%	42.1%	8,1 p.p

Cost of Acquisition (R$)	122	130	96	139	141	140	1.5%
Retention Costs (% of net serv. revenues)	19.8%	15.7%	13.3%	13.8%	11.6%	12.7%	-2,2 p.p
CAPEX (R$ millions)	9.5	5.6	27.8	3.3	(2.5)	0.8	-176.6%

Number of locations served	213	214	212	212	213	213	0.5%
Number of cell sites	692	681	690	693	692	692	-0.1%
Number of switches	13	14	14	14	14	14	0.0%

Headcount	863	829	814	374	359	359	-4.0%
Market Share	23%	24%	22%	22%	22%	22%	0 p.p.

www.telenorteholding.com.br - 10/13

INCOME STATEMENT (BR GAAP)

							(in R$ 000)

	2006			2007			Var. % (2Q07/1Q07)

	2nd Quarter	3rd Quarter	4th Quarter	1st Quarter	2nd Quarter	YTD

Service Revenues - GROSS	133,766	179,776	192,202	191,604	185,995	377,599	-2.9%
Equipment Revenues - GROSS	20,908	20,395	16,559	9,970	10,729	20,699	7.6%

Total Revenues - GROSS	154,674	200,171	208,761	201,574	196,724	398,298	-2.4%
Taxes	(55,957)	(78,124)	(91,138)	(86,135)	(76,969)	(163,104)	-10.6%

Service Revenues - NET	83,966	107,772	106,638	108,447	112,570	221,017	3.8%
Equipment Revenues - NET	14,751	14,275	10,985	6,992	7,185	14,177	2.8%

Total Revenues - NET	98,717	122,047	117,623	115,439	119,755	235,194	3.7%

Cost of Services	25,705	50,386	46,369	46,931	47,083	94,014	0.3%
Cost of Equipment	16,100	16,726	13,526	7,758	8,737	16,495	12.6%
Selling & Marketing Expenses	26,585	24,510	23,473	23,318	24,535	47,853	5.2%
Bad Debt Expense	4,415	3,318	5,465	3,330	2,637	5,967	-20.8%
General & Administrative Expenses	8,599	5,824	52,170	8,718	9,655	18,373	10.7%
Other operating expense (income)	(2,626)	-		(3,012)	(1,765)	(4,777)	-41.4%

EBITDA	19,939	21,283	(23,371)	28,396	28,873	57,269	1.7%
%	23.7%	19.7%	-21.9%	26.2%	25.6%	25.9%	0,6 p.p.

Depreciation & Amortization	26,718	26,264	31,314	28,176	27,074	55,250	-3.9%
Interest Expense	14,615	12,880	31,306	18,929	24,297	43,226	28.4%
Interest Income	(2,741)	(2,125)	(3,177)	(2,808)	(2,192)	(5,000)	-21.9%
Foreign Exchange Loss (Gain)	(933)	1,827	(4,257)	(8,559)	(13,616)	(22,175)	59.1%
Others	(10)	386	326	14	(627)	(613)	-4578.6%
Income Taxes	(5,845)	(5,001)	(12,424)	-	-	- -
Minority Interests	(2,852)	(3,129)	(17,263)	(1,763)	(1,388)	(3,151)	-21.3%

Net Income (loss)	(9,013)	(9,819)	(49,196)	(5,593)	(4,675)	(10,268)	-16.4%

Number of shares (thousand)	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	335,084,155	0.0%
Earnings per thousands shares (R$)	(0.027)	(0.029)	(0.147)	(0.017)	(0.014)	(0.031)	-16.4%
Earnings per ADS (R$)	(1.345)	(1.465)	(7.341)	(0.835)	(0.698)	(1.532)	-16.4%

(1) Interest paid: 2Q06 - R$4,794 thousand; 3Q06 - R$7,312 thousand; 4Q06 - R$4,806 thousand; 1Q07 - R$7,820 thousand; and, 2Q07 - R$3,904 thousand.

www.telenorteholding.com.br - 11/13

BALANCE SHEET (BR GAAP)

					(in R$ 000)

	2Q07	1Q07		2Q07	1Q07

Current Assets			Current Liabilities
Cash & cash equivalents	3,277	24,971	Loans & Financing	99,170	154,318
Tempory Cash Investments	24,697	41,173	Loan Interest	4,931	3,808
Accounts Receivable	82,471	96,816	Suppliers	92,348	126,448
Taxes Receivable	15,350	18,196	Taxes Payable	7,101	10,298
Other Assets	24,928	17,031	Dividends	101	818

	150,723	198,187	Other Current Liabilities	24,588	14,292

				228,239	309,982
Long-term Assets	94,921	95,343	Loans & Financing	77,048	82,016
Deferred Assets	-	-	Other Long-term Liabilities	137,547	122,726
Plant & Equipment			Minority Interest	27,043	28,431
Cost	997,988	1,001,256
Accum Depreciation	(695,891)	(669,227)	Shareholders' Equity	77,864	82,404

	302,097	332,029

	547,741	625,559		547,741	625,559

CASH FLOW (BR GAAP)

	2Q07	YTD

Operating activities
Net income	(4,675)	(10,268)
Adjustments to reconcile net income to net cash from
operating activities	-	-
Depreciation and amortization	27,074	55,250
Foreign exchange gains and indexation (principal)	(12,012)	(18,460)
Unrealized losses on cross-currency interest swaps	15,620	22,233
Deferred income taxes	-	-
Minority interest	(1,388)	(3,151)
Provision for contingencies and other	1,322	756
Changes in operating assets and liabilities	(1,190)	(22,208)

Cash provided by operating activities	24,751	24,152

	-	-
Investing activities	-	-

Cash proceeds from disposals of property and equipment	192	210
Additions to property and equipment	-	(778)

Cash provided by (used in) investing activities	192	(568)

	-	-
Financing activities	-	-
Proceeds from issuance of debt	-	150,497
Payment of debt	(46,636)	(193,476)
Dividends paid	(1)	(2)

Cash provided by (used in) financing activities	(46,637)	(42,981)

Decrease in cash and cash equivalents	(21,694)	(19,397)
Cash and cash equivalents, beginning of the period	24,971	22,674

Cash and cash equivalents, end of the period	3,277	3,277

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GLOSSARY OF KEY INDICATORS

I) Average Customers

a) Average customers – monthly

 Sum of customers at the beginning and the end of the month
2

b) Average customers – quarterly and year to date

Sum of the average customers for each month of the period
Number of months in the period

II) Churn Rate (Annualized)

a) Churn % quarterly

 Sum of deactivations / Sum of average monthly opening customers for the 3 months x 12
3

b) Churn % - year to date

YTD deactivations / Sum of avg monthly opening customers since beginning of the year x 12
Number of months in the period

III) MOU – Minutes of Use (Monthly)

Number of total billable minutes for the period / Average customers for the period
Number of months in the periods

IV) ARPU – Average Revenue per User

Net service revenues for the period (excluding roaming-in revenues)
Average customers for the period

V) Customer Acquisition Cost

(Sum of Marketing salaries, Selling salaries, Consulting (Sales and Marketing),
Commissions, Handsets subsidies, Advertising and promotions,
FISTEL tax (activation tax), less Activation fee for the period)
Number of gross activation in the period

VI) Free Cash Flow

Free Cash Flow = (EBITDA – CAPEX – Taxes – Net Financial Expenses* – Minority Interests – Working Capital Variation)
* Considers interest paid.

VII) Working Capital Variation

Working Capital Variation = ( Δ Current Assets – Δ; Cash & Cash Equivalents ) –
(Δ Current Liabilities – Δ Short Term Loans and Financing - Δ Loan Interest - Δ Dividends)

VIII) Interest Coverage Ratio

Interest Coverage Ratio = EBITDA / Interest Paid

IX) Current Liquidity Ratio

Current Liquidity Ratio = Current Assets / Current Liabilities

X) EBITDA

EBITDA = Operational Revenues - Operational Costs - Operational Expenses* - Bad Debt
* Does not include profit sharing.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 02, 2007

TELE NORTE CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Oscar Thompson

Name:	Oscar Thompson
Title:	CEO and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.